January 7, 2005


Mail Stop 0407

Curtis S. Shaw, Esq.
Executive Vice President, General Counsel, and Secretary
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131


RE:	Charter Communications, Inc.
	Registration Statement on Form S-1
	File No. 333-121136
	Filed December 10, 2004

	Charter Communications, Inc.
	Registration Statement on Form S-1
	File No. 333-121561
	Filed December 22, 2004

Dear Mr. Shaw:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. The purpose of the registered transactions, including the economics involved, is not clear from your disclosure. Supplementally, and with a view towards disclosure, please describe in greater detail and Plain English the nature of the hedging or arbitrage activities that Citigroup Global Markets Limited, Citigroup
Global Markets, Inc., and their affiliates intend to conduct with respect to your Class A shares. Explain in greater detail how the Class A shares borrowed by Citigroup Global Markets Limited pursuant to the November 22, 2004 share lending agreement would be utilized in these hedging or arbitrage activities. Please explain how such hedging activities and the share lending agreement made the 5.875% convertible senior notes "more attractive" to prospective investors and whether the share lending arrangement was intended (or in fact) to benefit any particular 5.875% note holders. In your response, it would be helpful to provide hypothetical examples assuming material increases and decreases in the company`s stock price.
In your supplemental response, please also address the following comments:
* indicate the extent to which the registered offering, share lending arrangement, and the related hedging activities are being conducted in reliance on the staff`s position as articulated in the October 9,
2003 Goldman, Sachs & Co. interpretative letter;

* explain your analysis regarding the application of Section 5 registration and prospectus delivery requirements to sales made in connection with the hedging activities by Citigroup;
* describe the "limited circumstances" under which the borrowed shares, once returned, can be reborrowed (as discussed on page 179 of the Form S-1); and

* explain who other than Citigroup Global Markets Limited may be considered "holders of the borrowed shares" (as discussed on page
179).
Please note that your responses will also be reviewed by our Office of Chief Counsel (due to unusual nature of the transaction being registered). Therefore, we, including the Office of Chief Counsel, may have additional comments after reviewing your responses.
2. We note that the borrowed Class A shares will be returned by Citigroup. However, the Share Lending Agreement section does not discuss the methods through which these borrowings would be closed out by Citigroup. Supplementally, and with a view towards disclosure, please explain to us in Plain English how Citigroup intends to obtain the Class A shares that it will return to Charter.
For example, does Citigroup intend to purchase in the public market the Class A shares that it returns to Charter? Please also clarify whether Citigroup can use any form of consideration other than Class
A shares, e.g. cash, to close out its borrowings under the share lending agreement. If cash can be given to close out the borrowings under the share lending agreement, please explain what Charter`s intentions are with respect to the cash and reconcile the receipt of cash with your existing disclosure that Charter will not receive proceeds from the offering. For example, assuming that cash settlement of the open borrowings under the share lending agreement is permitted and Citigroup`s hedging activities result in cash in excess of the amount needed to close out the borrowings, please explain who will receive the excess cash.
3. We note the disclosure on page 179 that indicates that the company will loan to Citigroup "up to 150,000,000 shares of our Class A common stock on one or more occasions..." Therefore, it appears that the registered offering will be conducted on a delayed or continuous basis, subjecting it to the requirements of Rule 415(a)(1)(x) of Regulation C. However, the Rule 415 box on the cover page of the registration statement has not been checked and Rule 415 undertakings have not been provided. Please advise. In addition, delayed offerings may only be conducted by issuers who are primarily eligible to use Form S-3. Additionally, the staff`s position articulated in the Goldman no-action letter is limited to registrants that are eligible to use Form S-3 for a primary offering. Supplementally, confirm that the company is primarily eligible to use Form S-3 and, if so, advise why Form S-1 was used to register this transaction and your related selling shareholder offering.
4. Please provide us with a supplemental analysis explaining your views on the applicability of the Rule 415(a)(4) "at the market" rules to the registered offering.
5. Supplementally, please clarify the nature of the underwriting arrangements, as described in the Underwriting section. Please provide us with copies of the underwriting agreement that will be filed as Exhibit 1.
6. Please provide us with your analysis explaining the applicability of, and compliance with, Regulation M.
7. Please ensure to update any outdated information in your next amendment. For example, you should indicate on page 174 that you already filed a registration statement to cover the resale of the 356,404,924 Class A shares underlying the 5.875% notes.
8. To the extent the comments in this letter are applicable, please apply corresponding revisions to the disclosure contained in the Form
S-1 filed on December 22, 2004 (file no. 333-121561). Note that we are in the process of reviewing that Form S-1 and may have additional comments on that particular filing.
9. Where applicable, consider revising your disclosure in connection with our comments issued on your Form 10-K for the year ended December 31, 2003 and your Form 10-Q for the period ended September
30, 2004 in our letter dated December 30, 2004.

Summary Consolidated Financial Data, page 5
Unaudited Pro Forma Financial Information, page 28
10. Refer to your presentation of "pro forma cash flows from operating activities," "pro forma cash flows from investing activities," and "pro forma cash flows from financing activities." We believe these measures represent non-GAAP measures that must comply with Item 10 of Regulation S-K. In that regard, you are required to provide a reconciliation of the amounts to the most directly comparable GAAP measures and provide a statement disclosing why management believes the presentation of the non-GAAP measures provides useful information. Please either revise to delete these measures, or provide all disclosures required by Item 10 of Regulation S-K.
11. Revise your disclosures to only present the amounts through loss
before cumulative effect of accounting change pursuant to Article
11
of Regulation S-X. Also revise to present only basic and diluted loss from continuing operations per common share.

Organizational Structure, page 4
12. In footnote (1) to the chart, you indicate that "Charter acts as the sole manager of Charter Holdco and most of its limited liability company subsidiaries." Clarify what limited liability company subsidiaries are not under the sole management of the company and who manages these subsidiaries. It is not clear whether this reference is related to the dispute with Mr. Paul G. Allen.

	We may not generate sufficient cash flow..., page 9
13. Please expand your discussion of how your inability to generate sufficient cash flow could "result in future impairments to the franchises in [your] financial statements."

We may not have the ability to raise the funds necessary to fulfill our obligations..., page 10
14. Please quantify the amounts of the subsidiaries` indebtedness (e.g. the "subsidiaries` credit facilities" and "subsidiaries` notes"), as of the most recent practicable date, that would require repayment upon a change of control.

	Our dispute with Paul G. Allen..., page 11
15. Although we note your disclosure in the Related Parties Transactions section, the reference here to a "dispute" between Mr.
Allen and the company is too vague. Explain how this "dispute" has manifested itself. We also note your later risk factor indicating that the loss of Mr. Allen`s services could adversely affect the company but no discussion of whether the dispute could result in Mr.
Allen`s departure from the company.  Please revise accordingly.
In
addition, supplementally advise with a view towards additional disclosure whether the board has considered the impact of this dispute on Mr. Allen`s fiduciary duty as Chairman of the Board.
16. In more descriptive language, please explain the impact on Charter if the dispute is resolved so that Mr. Allen continues to hold his preferred membership interests in CC VIII, LLC instead of exchanging them for the membership units of Charter Holdco. Avoid using vague and generic language such as "adversely affected."

	If a court determines that the Class B common stock is no
longer
entitled to special voting	 rights..., page 15
17. Please expand your discussion of the nature of the "uncertainties" referred to in the last paragraph of this risk factor. For example, clarify the nature of the uncertainty regarding your management role and explain how such uncertainty can affect the
Class A shares. Are these uncertainties different from the ones already discussed in the risk factor?

		Risks related to Mr. Allen`s controlling position, page
16
18. We note your disclosure that if Mr. Allen does not maintain a
35%
direct or indirect voting interest this could trigger a change in control default. Based on the 150 million shares outstanding as a result of the Share Lending agreement and the potential for the newly issued convertible notes to be converted into 356 million shares, it initially appears that this may be at risk. Tell us why you believe
Mr. Allen will continue to maintain the required voting interest, and provide us with supplemental calculations if necessary.

The issuance of our Class A common stock offered hereby
pursuant....,
page 17
19. What is the basis for management`s belief that the offering would not result in an ownership change under the tax laws?

Our cable systems are operated under franchises that are subject to non-renewal or termination..., page 18
20. We note your statement approximately 28% of your franchises covering approximately 30% of your video customers either expired or will expire on or before December 30, 2006. Instead of providing these aggregate percentages, please revise to state the percentage of your franchises (and the corresponding percentage of your video customers covered by these franchises) that have already expired. Provide similar percentages for the franchises that will expire in the near future.

Further regulation of the cable industry could cause us to delay..., page 19
21. Please refer to the second paragraph of this risk factor. Discuss the consequences to the company if it is required to provide its bundled programming services on an a la carte basis.

Changes in channel carriage regulations..., page 20
22. Please discuss in greater detail the risks posed by the possible increased channel carriage burden, including the requirement to carry both analog and digital versions of the local broadcast signals.

The market price of our Class A common stock may be volatile..., page
21
23. Please refer to the second paragraph. Please describe in greater detail how the "hedging or arbitrage" activities involving the Class
A common stock would affect the stock`s trading prices. Similarly, on page 22, you should describe in greater detail how the market price of the Class A shares could be "negatively affected" by "other short sales of [your] Class A common stock by the purchasers of the
5.875% convertible senior notes to hedge their investment in the convertible notes."

      The effect of the issuance of our shares of Class A common stock..., page 22
24. To enable investors to better understand the risks involved, please avoid using generic phrases such as "negatively affected" or
"negative effect." Instead, use more concrete language to describe the possible consequences resulting from the share lending agreement.
For example, the risk factor should clearly explain that the short sales could cause a decrease in the Class A stock`s market price. Consider providing illustrative examples of how the hedging activities could affect the Class A stock`s market price.
25. We note your statement that an issuance of shares upon the conversion of the convertible notes "may require a reduction of an equal number" of shares under the share lending agreement. We note your use of the word "may" instead of "will." Explain in what circumstances there would not be a corresponding reduction in the number of shares under the share lending agreement.

Capitalization, page 25
26. Please refer to footnote (e) on page 26. According to the footnote, the percentage of Charter Communications Holdings Company,
LLC not owned by Charter is "approximately 53% of the total
members`
equity of Charter Communications Holding Company, LLC."   Your
chart
on page 4 indicates that 43% of the common equity interest of Charter
Communications Holding Company, LLC is not owned by Charter. Please reconcile or advise.
27. Tell us why you believe it is appropriate to segregate the pro forma adjustments between "pro forma" and "pro forma as adjusted," when all the events have occurred after the balance sheet date.
In
this regard, we note the amounts listed as "pro forma" in the Summary on page 7 are in fact the amounts disclosed as "pro forma as adjusted" here. Revise or advise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page  38

	Introduction, page 38
28. As suggested by Release No. 33-8350, please consider discussing in the introduction the effects of any material economic or industry-wide factors relevant to the company. For example, consider discussing how management views the impact of the general shift from analog television service to digital television service.
29. Consider identifying and discussing any key performance indicators, including non-financial performance indicators, that the management uses to manage the business and that would be material to investors. We note, for example, that your Results of Operations section refers to "average monthly revenue per analog video customer" as well as changes in the number of customers.

   Overview of Operations, page 47
30. We note your statement that you are attempting to control your costs of operations by "maintaining strict controls on expenses." However, we note that you continue to finance your operations through borrowings. Discuss management`s expectations as to when the company will no longer be reliant upon debt to finance operations.
Clarify
whether management has a plan to lower the amount of revenues necessary to cover the company`s interest expense in future periods.

Critical Accounting Policies and Estimates, page 48
31. As suggested in Release No. 33-8350, please revise your discussion of critical accounting estimates or assumptions to:
* indicate the historical accuracy of the estimates or assumptions;
and
* state whether the estimates or assumptions have changed in the past and, to the extent possible, whether the estimates or assumptions are reasonably likely to change in the future.

For example, you should discuss the historical accuracy of the estimates or assumptions underlying the capitalization policies described on pages 49-50. Where appropriate, consider providing sensitivity analysis that depict reasonably likely scenarios had other variables been chosen in the determination of your estimates.
When reasonably feasible, you should provide quantitative information. For example, on page 50, consider quantifying the material effect on future depreciation expenses if management`s assumptions about the extent or timing of future asset usage are significantly changed.

	Results of Operations, page 55
32. Please refer to the discussion of video revenues on page 62. Revise your disclosure to quantify the impact of each factor that resulted in the $41 million increase in video revenues in the 2003 fiscal year. For example, your revised disclosure should indicate the degree to which the prices increases were "partially offset" by a decline in analog and digital video customers. Please make corresponding revisions to any similar disclosure in the Results of
Operations section.

	Liquidity and Capital Resources, page 70
33. Overview, page 71. Please refer to page 72. Please elaborate on the nature of the restrictions on Charter Holdings` ability to make distributions to Charter as a result of its inability to meet the
8.75 to 1.0 leverage ratio test. Note that Release No. 33-8350 requests a registrant to discuss the impact or reasonably likely impact of the breach of a debt instrument`s covenants on its financial condition or operating performance. Your discussion appears to indicate that Charter Holdings cannot make any distributions. If so, this prohibition on distributions should be clearly stated and its impact on Charter described in greater detail.
34. To the extent that current breaches with the covenants of existing debt instruments will materially limit Charter`s ability to raise the additional funding needed to repay the debt maturing in 2006, you identify these specific breaches in the risk factor section and explain how these breaches will specifically affect the company.
35. Please refer to page 73. Indicate, if known, whether the company is currently anticipating future asset sales on the scale of the Atlantic Broadband Finance sale as a significant source of liquidity.
Note that Release No. 33-8380 suggests companies provide prospective information regarding their sources of capital.
36. Repeat the disclosures contained at page 9 relating to potential defaults on your debt covenants if you do not receive an unqualified opinion from your auditors.
37. Summary of Outstanding Contractual Obligations, page 73. We note the items that were not included in the contractual obligations table. Supplementally, please explain your basis for not including these items in the table. Reconcile that basis with our view, as expressed in Release No. 33-8182, that "aggregated information about a registrant`s contractual obligations in a single location will provide useful context for investors to assess a registrant`s short- and long-term liquidity and capital resource needs and demands."
38. Confirm that the amounts disclosed in the table include principal and interest. If not, please revise to include.

Business, page 79

      Business Strategy, page 79
39. We note your statement that "going forward" management intends on reducing indebtedness; however, the amount of the company`s debt has continued to grow. It is unclear what steps management plans to take to reduce the company`s indebtedness. Please provide more detail either here or in the MD&A section.

Security Ownership of Certain Beneficial Owners and Management,
page
118
40. We note that the beneficial ownership table is as of October
31,
2004. Please update the table to the most recent practicable date, as required by Item 403 of Regulation S-K.

Description of Certain Indebtedness, page 141
41. Please provide disclosure identifying the events that are assumed to have occurred under the "Pro Forma - September 30, 2004" column of the table on page 141.

Summary of Restrictive Covenants Under the Charter Holdings High-Yield Note Indentures, page 149
42. We note your disclosure that Charter Holdings and its restricted subsidiaries are permitted to issue up to $3.5 billion of debt under credit facilities. However, it appears that you have surpassed that limit under the credit facilities as of September 30, 2004. Please clarify.

Share Lending Agreement, page 179
43. We note your disclosure that you believe there is no U.S. GAAP accounting impact of the outstanding shares under the lending agreement. Tell us why you believe this and cite your basis in the relevant accounting literature.
44. We note that you disclose that CGML will not vote any of the borrowed shares of which it is the record owner. If the borrowed shares are transferred, tell us and disclose whether the transferees of these shares will be able to vote.

Underwriting, page 181
45. We note that the underwriter will place the prospectus in electronic format on a website. Supplementally, please describe all electronic methods of distribution contemplated by the
underwriter,
including the electronic version of the prospectus and the website will be used. Clarify how these methods relate to the proposed hedging activities by Citigroup.
* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan at (202) 942-1944 or
Carlos
Pacho at (202) 942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


Sincerely,




Larry Spirgel
Assistant Director



Cc:	Kevin L. Finch, Esq.
	Irell & Manella LLP
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Charter Communications, Inc.
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